Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-130251

PROSPECTUS SUPPLEMENT NO. 20
DATED November 19, 2008
(To Prospectus Dated August 7, 2006)

LIQUIDMETAL TECHNOLOGIES, INC.

11,614,322 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated August 7, 2006, of Liquidmetal Technologies, Inc., as supplemented by Supplement #1, dated August 9, 2006, Supplement #2, dated August 16, 2006, Supplement #3, dated October 12, 2006, Supplement #4, dated October 24, 2006, Supplement #5, dated November 14, 2006, Supplement #6 dated January 4, 2007, Supplement #7 dated March 16, 2007, Supplement #8 dated April 25, 2007, Supplement #9 dated May 15, 2007, Supplement #10 dated June 6, 2007, Supplement #11 dated July 27, 2007, Supplement #12 dated August 14, 2007, Supplement #13 dated September 26, 2007, Supplement #14 dated November 14, 2007, Supplement #15 dated January 15, 2008, Supplement #16, dated February 28, 2008, Supplement #17 dated April 3, 2008, Supplement #18 dated May 15, 2008, and Supplement #19 dated August 19, 2008.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplements #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18 and #19 thereto.  The Prospectus relates to the public sale, from time to time, of up to 11,614,322 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplements #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18 and #19.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q, as filed by us with the Securities and Exchange Commission on November 19, 2008.

We may amend or supplement the Prospectus, as supplemented, from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus, as previously supplemented) is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No.  001-31332

LIQUIDMETAL TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	33-0264467
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

30452 Esperanza

Rancho Santa Margarita, CA 92688

(address of principal executive office, zip code)

Registrant’s telephone number, including area code: (949) 635-2100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act).

Yes   ☐    No  ☒

As of October 31, 2008, there were 44,726,295 shares of the registrant’s common stock, $0.001 par value, outstanding.

LIQUIDMETAL TECHNOLOGIES, INC.
FORM 10-Q
FOR THE QUARTER ENDED SEPTEMBER 30, 2008

FORWARD-LOOKING INFORMATION

Statements in this report concerning the future sales, expenses, profitability, financial resources, product mix, market demand, product development and other statements in this report concerning the future results of operations, financial condition and business of Liquidmetal Technologies, Inc. are “forward-looking” statements as defined in the Securities Act of 1933 and Securities Exchange Act of 1934. Investors are cautioned that the Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment, including competition, need for increased acceptance of products, ability to continue to develop and extend our brand identity, ability to anticipate and adapt to a competitive market, ability to effectively manage rapidly expanding operations, amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure, ability to provide superior customer service, dependence upon key personnel and the like. The Company’s most recent filings with the Securities and Exchange Commission, including Form 10-K, contain additional information concerning many of these risk factors, and copies of these filings are available from the Company upon request and without charge.

PART I

FINANCIAL INFORMATION

Item 1 – Financial Statements

LIQUIDMETAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30,	December 31,
	2008	2007
	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$59	$1,180
Trade accounts receivables, net of allowance for doubtful accounts of $102 and $89	4,082	5,165
Inventories	1,274	2,298
Prepaid expenses and other current assets	1,058	708
Total current assets	6,473	9,351
Property, plant and equipment, net	7,657	9,730
Idle equipment	141	178
Other intangibles, net	1,085	1,142
Investment in joint venture	306	306
Other assets	742	1,806
Total assets	16,404	22,513

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Accounts payable and accrued expenses	8,733	8,056
Deferred revenue	214	316
Short-term debt	1,563	2,182
Long-term debt, current portion, net of debt discounts of $8,175 and $838	12,713	6,092
Warrant liabilities	198	2,583
Conversion feature liabilities	29	2,083
Other liabilities, current portion	54	398
Total current liabilities	23,504	21,710

Long-term debt, net of current portion and debt discounts of $0 and $9,634	8,636	14,588
Other long-term liabilities, net of current portion	183	411
Total liabilities	32,323	36,709

Minority interests	571	384

Shareholders’ deficiency:
Common stock, $0.001 par value; 100,000,000 shares authorized and 44,726,295 issued and outstanding at September 30, 2008 and December 31, 2007	45	45
Additional paid-in capital	140,049	137,293
Accumulated deficit	(157,834)	(154,710)
Accumulated other comprehensive income	1,250	2,792
Total shareholders’ deficiency	(16,490)	(14,580)

Total liabilities and shareholders’ deficiency	$16,404	$22,513

The accompanying notes are an integral part of the condensed consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue	$5,041	$7,106	$17,478	$20,504
Cost of sales	3,791	5,194	13,325	19,321

Gross profit	1,250	1,912	4,153	1,183

Operating expenses
Selling, general, and administrative	1,417	1,853	4,617	6,880
Research and development	279	331	815	887
Total operating expenses	1,696	2,184	5,432	7,767
Loss from operations	(446)	(272)	(1,279)	(6,584)

Loss from extinguishments of debt	—	—	—	(648)
Change in value of warrants, gain	989	220	2,385	4,476
Change in value of conversion feature, gain	642	625	2,104	6,137
Other expense	—	—	(17)	—
Other Income	—	—	247	49
Interest expense	(1,860)	(1,991)	(5,280)	(7,454)
Interest income	—	14	3	121

Loss before minority interest	(675)	(1,404)	(1,837)	(3,903)

Minority interests	(115)	(66)	(341)	(66)

Loss from continuing operations	(790)	(1,470)	(2,178)	(3,969)

Net loss	(790)	(1,470)	(2,178)	(3,969)

Other comprehensive income (loss):
Foreign exchange translation (loss) gain	(729)	122	(1,542)	399
Comprehensive income (loss)	$(1,519)	$(1,348)	$(3,720)	$(3,570)

Net loss per share basic and diluted:
Loss per share basic and diluted	$(0.02)	$(0.03)	$(0.05)	$(0.09)

Number of weighted average shares - basic and diluted	44,726	44,652	44,726	44,736

The accompanying notes are an integral part of the condensed consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

For the Nine Months Ended September 30, 2008

(in thousands, except per share data)

(unaudited)

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income (loss)	Total

Balance, December 31, 2007	44,726,295	$45	$137,293	$(154,710)	$2,792	$(14,580)
Stock-based compensation	—	—	469	—	—	469
Foreign exchange translation gain	—	—	—	—	(1,542)	(1,542)
Distribution to minority interests	—	—	—	(946)	—	(946)
Preferred units capital account of subsidiary	—	—	2,287	—	—	2,287
Net loss	—	—	—	(2,178)	—	(2,178)
Balance, September 30, 2008	44,726,295	$45	$140,049	$(157,834)	$1,250	$(16,490)

The accompanying notes are an integral part of the condensed consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES, INC.  AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except per share data)

(unaudited)

	For the Nine Months Ended September 30,
	2008	2007

Operating activities:
Net loss	$(2,178)	$(3,969)

Adjustments to reconcile loss from operations to net cash provided by (used in) operating activities:
Gain on disposal of asset	(15)	(49)
Minority interests in income of consolidated subsidiary	341	66
Depreciation and amortization	1,009	2,499
Loss on extinguishment of debt	—	648
Amortization of debt discount	2,704	4,385
Stock-based compensation	469	575
Bad debt (recovery) expense	(105)	97
Warranty (recovery) expense	(68)	141
Gain from change in value of warrants	(2,385)	(4,476)
Gain from change in value of conversion feature	(2,104)	(6,137)

Changes in operating assets and liabilities:
Trade accounts receivable	1,188	(1,355)
Inventories	1,024	1,200
Prepaid expenses and other current assets	(350)	(86)
Other assets	707	(2,198)
Accounts payable and accrued expenses	745	(1,123)
Deferred revenue	(102)	48
Other liabilities	(572)	102
Net cash provided by (used in) operating activities	308	(9,632)

Investing Activities:
Purchases of property and equipment	(1,058)	(1,022)
Proceeds from the sale of property and equipment	(17)	400
Investment in patents and trademarks	(36)	(78)
Investment in joint venture	—	(303)
Net cash used in investing activities	(1,111)	(1,003)

Financing Activities:
Proceeds from borrowings	13,327	39,784
Repayment of borrowings	(15,577)	(28,375)
Proceeds from issuance of preferred units of subsidiary	2,500	—
Redemption of preferred units of subsidiary	(213)	—
Cash distributions	(1,099)	—
Net cash (used in) provided by financing activities	(1,062)	11,409
Effect of foreign exchange translation	744	(203)
Net (decrease) increase in cash and cash equivalents	(1,121)	571

Cash and cash equivalents at beginning of period	1,180	144
Cash and cash equivalents at end of period	$59	$715

Supplemental cash flow information
Interest paid	$1,608	$2,522
Taxes paid	$—	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(in thousands, except per share data)

(unaudited)

During the nine months ended September 30, 2007, $400 of the Company’s 7% senior convertible notes due July 2007 was converted into 320,000 shares of the Company’s common stock at a conversion price of $1.25 per share.

The accompanying notes are an integral part of the condensed consolidated financial statements

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

1.        Basis of Presentation / Description of Business

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) for interim financial information and with the instructions to Form 10-Q.  Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.  All intercompany balances and transactions have been eliminated.  Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for any future periods or the year ending December 31, 2008.  The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Form 10-K filed with the Securities and Exchange Commission on April 3, 2008.

Liquidmetal Technologies, Inc. (“Liquidmetal Technologies”) and its subsidiaries (collectively “the Company”) are in the business of developing, manufacturing, and marketing products made from amorphous alloys. Liquidmetal Technologies markets and sells Liquidmetal® alloy industrial coatings and also manufactures, markets and sells products and components from bulk Liquidmetal alloys that can be incorporated into the finished goods of its customers across a variety of industries.   The Company also partners with third-party licensees and distributors to develop and commercialize Liquidmetal alloy products.

The Company classifies operations into two reportable segments: Liquidmetal alloy industrial coatings and bulk Liquidmetal alloys (see Note 10). Liquidmetal alloy industrial coatings are used primarily as a protective coating for industrial machinery and equipment, such as drill pipes used by the oil drilling industry and boiler tubes used by coal-burning power plants. Bulk Liquidmetal alloys include potential market opportunities to manufacture and sell products and components for electronic devices, medical devices, defense applications, and sporting goods.  In addition, the bulk Liquidmetal alloys segment includes tooling and prototype sampling.  Furthermore, such alloys are used to generate research and development services revenue for developing uses related primarily to defense and medical applications as well as potential license fees, royalties, and other compensation from strategic partnering transactions.

In July 2007, the Company transferred substantially all of the assets of its Liquidmetal alloy industrial coatings business to a newly formed, newly capitalized subsidiary named Liquidmetal Coatings, LLC, a Delaware limited liability company (“LMC”), and LMC assumed substantially all of the assets and liabilities of the coatings business.  The transfer included the thermal spray coatings assets and liabilities acquired under a purchase agreement with Foster Wheeler Energy Services in June 2007.  The Company holds a 69.25% ownership interest in LMC.  The results of operation of LMC are consolidated and comprise our Liquidmetal alloy industrial coatings segment for financial reporting purposes.

2.        Basis of Presentation and Recent Accounting Pronouncements

Translation of Foreign Currency

The Company applies FASB No. 52, Foreign Currency Translation, for translating foreign currency into US dollars in our consolidation of the financial statements.  Upon consolidation of the Company’s foreign subsidiaries into the Company’s consolidated financial statements, any balances with the subsidiaries denominated in the foreign currency are translated at the exchange rate at period-end. The financial statements of Liquidmetal Technologies Korea have been translated based upon Korean Won as the functional currency. Liquidmetal Technologies Korea’s assets and liabilities were translated using the exchange rate at period end and income and expense items were translated at the average exchange rate for the reporting period. The resulting translation adjustment was included in other comprehensive loss.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value.  SFAS 159 was effective for the Company on January 1, 2008.  The Company’s management did not elect to report its financial assets or liabilities at fair value upon adoption of SFAS 159 and, therefore, SFAS 159 did not have an impact on the Company’s consolidated financial statement.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R amends the requirements for accounting for business combinations.  SFAS 141R will be effective after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is currently evaluating the potential impact of the adoption of SFAS 141R on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 will be effective after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is currently evaluating the potential impact of the adoption of SFAS 160 on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133” (“SFAS 161”). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. SFAS 161 will be effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 161 on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS 141(R) and other U.S. generally accepted accounting principles FSP 142-3 applies to intangible assets that are acquired individually or with a group of other assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of FSP 142-3 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company is currently evaluating the impact of SFAS 162.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our company’s present or future consolidated financial statements.

3.        Liquidity

The Company has experienced losses from continuing operations during the last three fiscal years and has an accumulated deficit of $157,834 as of September 30, 2008.  Cash provided by operations for the nine months ended September 30, 2008 was $308; however, cash flow from operations will likely be negative throughout fiscal year 2008.  As of September 30, 2008, the Company’s principal sources of liquidity are $59 of cash and $4,082 of trade accounts receivable.  Such conditions raise substantial doubt that the Company will be able to continue as a going concern.  These operating results occurred while the Company was developing and continues to develop, commercialize, and manufacture products from an entirely new and unique technology.  These factors have placed a significant strain on the financial resources of the Company.  The ability of the Company to overcome these challenges depends on its ability to correct its production inefficiencies, reduce its operating costs, generate higher revenue, achieve positive cash flow from continuing operations and continued sources of debt and equity financing.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company borrowed $12,382, which was offset by repayments of $13,001 under a factoring, loan, and security agreement executed on April 21, 2005 and a revolving loan agreement executed on July 24, 2007, to fund its working capital requirements during the nine months ended September 30, 2008.  The Company has $4,081 available for future borrowings under the factoring agreement, which is contingent on approval of eligible receivables by the financing company, and it has $743 available for future borrowings under the revolving loan agreement.

On February 22, 2008, the Company received $1,714 distribution from its majority owned subsidiary, Liquidmetal Coatings, LLC (“LMC”) from which it issued and sold $2,500 in preferred membership units to two existing holders of LMC common membership units.  The preferred units issued by LMC have an accruing priority return of 14% per year that are priority over any distribution made by LMC and may be redeemed at any time within four years of issuance.  As of September 30, 2008, LMC has redeemed $213 of the preferred units and distributed $200 in priority return to the preferred units holders.

The Company anticipates that it will not have sufficient funds to pursue its current operating plan beyond the fourth quarter of 2008 and will therefore require additional funding.  The Company is actively seeking additional sources of capital and seeking to restructure and/or modify existing indebtedness.  The amount of funding that the Company seeks and the timing of such fundraising efforts will depend on the extent to which the Company is able to increase revenues through obtaining additional purchase orders for its products and/or the extent to which the Company can restructure or modify its debt.  Because the Company cannot be certain that it will be able to obtain adequate funding from debt, equity, or other traditional financing sources, it is also actively pursuing several strategic financing options, including the intent to sell its manufacturing plant in South Korea (which would then be replaced with a smaller facility) and additional licensing and outsourcing of our manufacturing operations.

The Company cannot guarantee that adequate funds will be available when needed, and if it does not receive sufficient capital, the Company may be required to alter or reduce the scope of our operations.

Additionally, the Company has approximately $1,192 of principal and accrued interest outstanding as of September 30, 2008, under the 8% unsecured subordinated notes (the “Bridge Notes”), which were due August 17, 2007.  The Company intends to fully repay the amounts due under the Bridge Notes.  However, as of the filing of this report it does not have sufficient funds to repay the Bridge Notes.  As a result, the Company is currently in default under the Bridge Notes.   Such a default may have material adverse effect on our operations, financial condition, and results of operations. The Company has not received a formal notice of default and it is currently working to resolve this matter with investors holding our Bridge Notes.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

The Company was required under its amended Security Purchase Agreement, dated April 23, 2007, between the Company and holders of the 8% convertible subordinated notes due January 2010 (the “January 2010 Notes”), to repay outstanding debt under previously issued promissory notes, including the Bridge Notes (“Debt Satisfaction Covenant”) by October 1, 2007.  As the Company has not yet fully repaid the Bridge Notes, it is not in compliance with this covenant and is subject to default under the January 2010 Notes.  Such a default may have material adverse effect on the Company’s operations, financial condition, and results of operations. As of the filing of this report, the Company has received a formal notice of default under this covenant and is currently working to resolve this matter.

The Company was required, beginning July 31, 2008 and at the end of each month thereafter, to redeem 1/36th of the principal amount of the January 2010 Notes in cash or, at the Company’s election, with shares of our common stock.  On July 31, 2008, the Company obtained an agreement with the majority of the January 2010 Note holders to change the amortization date of the principal to September 30, 2008 and to change the redemption amount at each amortization date to be 1/32nd of the principal amount.   As a result of this amendment, the Company is required to make an aggregate payment equal to $583 on September 30, 2008. However, the Company did not have sufficient funds to make this payment, and, accordingly, the Company is in default under the January 2010 Notes.  The holders of the January 2010 Notes are entitled to accelerate all principal and interest under the January 2010 Notes.  As of the filing of this report, the Company has received a formal notice of default under this covenant and is currently working to resolve this matter (see Note 14).  As a result, the outstanding principal due under the January 2010 Notes of $18,643 is included in current portion of long-term debt and accrued interest and fees of $698 is included in accounts payable and accrued expenses as of September 30, 2008.  Such a default may have material adverse effect on the Company’s operations, financial condition, and results of operations.

Approximately $202 of principal and accrued interest became due from the Company’s Korean subsidiary under a loan from Kookmin Bank of South Korea in August 2008.  However, as of the filing of this report the Company does not have sufficient funds to repay the loan and the Company has received a formal notice of default. Kookmin Bank has initiated foreclosure proceedings on the loan collateral, which consists of our manufacturing plant facility and certain equipment in South Korea.  The foreclosure of our manufacturing plant facility and equipment in South Korea would have material adverse effect on the Company’s operations, financial condition, and results of operations.  The Company is currently working to resolve this matter with Kookmin Bank by seeking a forbearance until the Company is able to obtain funding to repay this loan, although there is no assurance that the Company will be able to obtain any such funding.

The Company has outstanding liens and judgments on its assets by various creditors for past-due trade payables totaling approximately $791, of which approximately $545 is held by creditors in South Korea, as of September 30, 2008.  The Company is currently working to resolve the matter with each creditor by seeking forbearance until we are able to obtain funding to repay the amounts due, although there is no assurance that we will be able to obtain any such funding.   If the Company cannot repay the amounts due or obtain forbearance, the creditors may seek to foreclose on the Company’s assets.  Such a foreclosure would have material adverse effect on the Company’s operations, financial condition, and results of operations.

4. Inventories

Inventories are accounted for using the moving average basis and at standard cost, which approximate cost on a first-in, first-out basis and are valued at the lower of cost or market.  Inventories were comprised of the following:

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

	September 30,	December 31,
	2008	2007
	(Unaudited)

Raw materials	$563	$1,216
Work in process	309	536
Finished goods	402	546
Total inventories	$1,274	$2,298

5. Idle Equipment

Idle equipment consists of certain equipment held by the Company for use in expansion of bulk alloy parts manufacturing.  While the equipment may be used internally to meet future capacity requirements, considering our current revenue and foreseeable production requirements, the Company does not anticipate utilizing this equipment internally in the near future.  Total amount of idle equipment remaining was $141 as of September 30, 2008 and $178 as of December 31, 2007.

During the three months ended March 31, 2007, the Company disposed of $7 of its idle equipment as part of the equipment purchase agreement and transfer agreement regarding Weihai operations with Grace Metal (see Note 13).

6.   Product Warranty

Management estimates product warranties as a percentage of certain bulk alloy product sales earned during the period.  As of September 30, 2008, the Company used 5% of bulk alloy product sales as an estimate of warranties to be claimed.  The percentage is based on industry averages and historical information.  Additionally, as of September 30, 2008 the Company used 1% of coatings applications sales as estimates of warranties to be claimed.

During the three and nine months ended September 30, 2008, the Company recorded $46 and $68 of net gain on warranty, respectively. During the three and nine months ended September 30, 2007, the Company recorded a net gain of $120 from expired warranty and $141 of warranty expense, respectively.  The warranty accrual balance is included in accounts payable and accrued expenses.

7.  Notes Payable

Unsecured Subordinated Note

On May 17, 2006, September 21, 2006, and December 1, 2006, the Company issued 8% unsecured subordinated notes due August 2007 in the aggregate principal amount of $4,584 (the “August 2007 Subordinated Notes”).  The August 2007 Subordinated Notes are unsecured and became due August 2007.

As part of a private placement offer in January 2007, $925 of August Subordinated 2007 Notes and $45 of accrued interest was exchanged for 8% Convertible Subordinated Notes due January 2010 (see Secured Convertible Subordinated Notes below).  Additionally, as of December 31, 2007, $900 of August Subordinated 2007 Notes and $46 of accrued interest was retired.

As of September 30, 2008 and December 31, 2007, the Company’s gross outstanding loan balance of the August 2007 Subordinated Notes totaled $1,009 and $2,659, respectively, and are included in current portion of long-term debt.  The Company intends to fully repay the amounts due under the August 2007 Subordinated Notes.  However, as of the filing of this report, the Company does not have sufficient funds to repay the August 2007 Subordinated Notes.  As a result, the Company is currently in default under the August 2007 Notes.  The Company has not received a formal notice of default and is currently working to resolve this matter with investors holding the August 2007 Subordinated Notes.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

Interest expense for the amortization of discount on the note was $172 and $630 for the three and nine months September 30, 2007, respectively.  As of September 30, 2008 and 2007, the effective interest rate for the August 2007 Subordinated Notes was 8% and 37.6%, respectively.

As part of the issuance of the August 2007 Subordinated Notes in 2006, the Company issued warrants to the purchasers of the notes and placement agents giving them right to purchase up to an aggregate of 972,964 shares of the Company’s common stock.  The warrants had an original exercise price of $2.58 per share, which is subject to price adjustment for anti-dilution purposes.  In October 2007, the Company reduced the exercise price of warrants to $1.75 and increased the outstanding warrants with certain holders of the August 2007 Subordinated Notes by 30% for an extension of the maturity of the August 2007 Subordinated Notes.   As of September 30, 2008, the exercise price of the warrants was reduced to $1.72 and $2.07 per share, respectively, and total amount of warrants was increased to 1,313,380.  The warrants will expire on May 17, 2011.

Secured Convertible Subordinated Notes

On January 3, 2007, the Company completed a private placement of 8% Convertible Subordinated Notes due January 2010 (the “January 2010 Notes”).  Under the private placement, as amended, the Company issued $16,300 in principal amount of January 2010 Notes.  The January 2010 Notes were issued for aggregate cash in the amount of $12,850, in payment of a total of $3,377 in principal and accrued but unpaid interest under our previously issued 7% Senior Secured Convertible notes due August 2007 (“August 2007 Notes”) and our 8% Unsecured Subordinated notes (the “August 2007 Subordinated Notes”), and $73 cash discount.   The January 2010 Notes are subordinate to certain secured financing from commercial lenders incurred by the Company in the future.

The payment of the previously issued notes was treated as an extinguishment of the debt in accordance with Emerging Issues Task Force No. 96-19, “Debtors Accounting for a Modification or Exchange of Debt Instruments.”  The placement resulted in a $648 loss from extinguishment of debt, which consisted of write down of $64 of deferred issue costs, $733 of debt discount, and decrease of $149 in conversion feature liability as a result of the change in carrying value of exchanged notes.

The January 2010 Notes were originally convertible into the Company’s common stock at $1.55 per share.  As a part of the private placement, the Company issued warrants to the purchasers of the notes giving them the right to purchase up to an aggregate of 5,257,921 shares of our common stock at an exercise price of $1.93 per share. In connection with the private placement, the Company also issued to the placement agent for the transaction warrants to purchase an aggregate of 248,710 shares of our common stock at an exercise price of $1.55 per share.  The warrants will expire on January 3, 2012 and are subject to exercise price adjustment for anti-dilution purposes.

In April 2007, the Company entered into an amendment to the Securities Purchase Agreement, dated January 3, 2007, between the Company and the purchasers of the January 2010 Notes (“April 2007 Amendment”) providing that the Company will have until October 1, 2007 to repay approximately $15,461 of the Company’s outstanding debt under previously issued promissory notes, including the August 2007 Subordinated Notes (“Debt Satisfaction Covenant”).  The Company has not fully repaid $1,009 principal due under the August 2007 Subordinated Notes as of September 30, 2008.  As a result, the Company is not in compliance with the Debt Satisfaction Covenant.  As of the filing of this report, the Company has received a formal notice of default under this covenant and is currently working to resolve this matter.

The April 2007 Amendment also finalized the schedule of investors in the Private Placement to show a total of $16,300 in principal amount of Notes; decreased the conversion price of the Notes to $1.10, decreased the warrant exercise price for the warrants issued to $1.55, increased the number of shares subject to such warrants issued to equal 7,657,591, and the purchasers of the Notes consented to the Company granting a security interest in its South Korean manufacturing plant to purchasers of convertible notes in a subsequent offering, provided a pari passu security interest is granted to the purchasers of the Notes.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

On December 28, 2007, the Company issued $1,000 of January 2010 Notes, together with warrants to purchase up to an aggregate of 909,091 and 200,000 of the Company’s common stock to purchasers of the notes and placement agents.  The warrants will expire on December 28, 2012 and are subject to exercise price adjustment for anti-dilution purposes.

In December 2007, the Company entered into agreements with two holders of the January 2010 Notes and Grace Metal, a South Korean company formed by investor groups including our former Founder and director, James Kang, and the two holders, whereby Grace Metal would assume the liabilities due under the January 2010 Notes, including principal, interest, and fees due to the two holders totaling $434.  In connection with the assumption of the liabilities by Grace Metal, warrants to purchase 179,620 shares of our common stock held by the holders were cancelled (see Note 13).

The January 2010 Notes bear interest at 8% per annum with interest payable quarterly in arrears in cash, or, at our option, in the form of additional January 2010 Notes (in which case the interest rate will be 10% per annum). The ability to pay interest with additional January 2010 Notes is subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of interest and certain minimum trading volumes in the stock to be issued. From and after an event of default under the January 2010 Notes and for so long as the event of default is continuing, the January 2010 Notes will bear default interest at a rate of 12% per annum (or 15% per annum if we elect to pay interest with additional January 2010 Notes).  During 2007, the Company issued $971 of additional January 2010 Notes for accrued interest and late registration fees.  For the nine months ended September 30 2008, the Company issued $846 of additional January 2010 Notes for accrued interest.

The Company was required, beginning July 31, 2008 and at the end of each month thereafter, to redeem 1/36th of the principal amount of the January 2010 Notes in cash or, at the Company’s election, with shares of our common stock.  On July 31, 2008, the Company obtained an agreement with the majority of the January 2010 Note holders to change the amortization date of the principal to September 30, 2008 and to change the redemption amount at each amortization date to be 1/32nd of the principal amount.   As a result of this amendment, the Company is required to make an aggregate payment equal to $583 on September 30, 2008. However, the Company did not have sufficient funds to make this payment, and, accordingly, the Company is in default under the January 2010 Notes.  The holders of the January 2010 Notes are entitled to accelerate all principal and interest under the January 2010 Notes.  As of the filing of this report, the Company has received a formal notice of default under this covenant and is currently working to resolve this matter (see Note 14).  As a result, the outstanding principal due under the January 2010 Notes of $18,643 is included in current portion of long-term debt as of September 30, 2008.

In connection with the January 2007 private placement, the Company entered into a Registration Rights Agreement with the purchasers of the January 2010 Notes under which the Company is subject to monetary penalties up to a maximum amount of 18% of the aggregate amount of Notes sold in the Private Placement if the registration statement is not filed or does not become effective on a timely basis. The monetary penalties will accrue at the rate of 1% per month of the then-outstanding principal amount of the January 2010 Notes. As of September 30, 2008, an aggregate of $698 in monetary penalties under the Registration Rights Agreement had already been paid to investors in the form of additional notes, while an additional $256 in such penalties was accrued but unpaid.

Pursuant to Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and EITF 05-2 “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19,” the original fair value of the embedded conversion feature of $6,205 have been recorded as conversion feature liability as the debt is considered nonconventional convertible debt. The original fair value was computed using the Black-Scholes model under the following assumptions: (1) expected life of 1.6 to 3 years; (2) volatility of 55%; (3) risk free interest of 4.69% to 4.76% and dividend rate of 0%.  The original fair value of the additional embedded conversion feature of $1,005 resulting from reduced conversion price under the amended Securities Purchase Agreement, have been recorded as conversion feature liability. The value was computed using the Black-Scholes model under the following assumptions: (1) expected life of 1.3 to 2.7 years; (2) volatility of 55%; (3) risk free interest of 4.6% to 4.9% and dividend rate of 0%.  In addition, the Company is required to report a value of the conversion liability as a fair value and record the fluctuation to the fair value of the conversion feature liability to current operations.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

The change in the fair value of the conversion feature liability resulted in a gain of $642 and $2,104 for the three months and nine ended September 30, 2008, respectively.  The change in the fair value of the conversion feature liability resulted in a gain of $602 and $4,565 for the three and nine months ended September 30, 2007, respectively. The fair value of conversion feature outstanding at September 30, 2008 and December 31, 2007 was $29 and $2,083, respectively.   The fair value conversion feature outstanding at September 30, 2008 was computed using the Black-Scholes model under the following assumptions: (1) expected life of 0 to 1.26 years; (2) volatility of 74%, (3) risk free interest of 0.92% to 1.78% and dividend rate of 0%.

Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the original fair values of the warrants of $3,964 have been recorded as warrant liability, which was computed using the Black-Scholes pricing model under the following assumptions: (1) expected life of 5 years; (2) volatility of 55%; (3) risk free interest of 4.68% and (4) dividend rate of 0%.  The original fair values of the warrants of $608 from the additional warrants issued under the amended Securities Purchase Agreement, have been recorded as additional warrant liability, which was computed using the Black-Scholes pricing model under the following assumptions: (1) expected life of 4.70 years; (2) volatility of 50%; (3) risk free interest of 4.51% and (4) dividend rate of 0%.

The original fair value of the embedded conversion feature of $7,210 was recorded as discounts of the convertible note.  The original fair value of the 7,408,881 warrants issued to investors of $4,372, the original fair value of 248,710 warrants issued to Placement Agents of $200, and $73 cash discount were recorded as discounts of the convertible note.  In addition, $2,069 direct costs incurred relating to issuance of the convertible note was recorded as debt issuance cost in other assets.

The Company’s gross outstanding loan balance of the January 2010 Notes totaled $18,643 and $17,797 as of September 30, 2008 and December 31, 2007, respectively.  As of September 30, 2008 and December 31, 2007, un-amortized discounts for conversion feature, warrants, and cash discount totaled $8,175 and $10,471, respectively, and other asset debt issuance costs totaled $751 and $967, respectively.  Interest expense for the amortization of debt issuance cost and discount on note was $1,006 and $2,563 for the three and nine months ended September 30, 2008, respectively. Interest expense for the amortization of debt issuance cost and discount on note was $446 and $1,200 for the three and nine months ended September 30, 2007, respectively.  As of September 30, 2008, the effective interest rate of the January 2010 Notes was 61%.

Factoring Agreement

The Company entered into a Factoring, Loan, and Security Agreement (the “Agreement”) with a financing company on April 21, 2005, which allows for borrowings of up to $1,500.  The Agreement expires on April 21, 2006, and automatically renews annually thereafter. All borrowings are secured by outstanding receivables specifically assigned to the financing company.  Assigned receivables are considered “Approved” or “Non-Approved” by the financing company.  In January 2007, the Company entered into a second amendment to the Agreement to provide for increased borrowings against non-approved receivables assigned of 80%.  Borrowings made against non-approved receivables assigned are limited to $1,000 and total borrowings made on approved and non-approved receivables assigned are limited to $5,000.  Further, the amendment provides for interest charges of 0.5% plus prime rate of interest less 2%.  The agreement will continue until February 1, 2008 and will renew annually thereafter.  In February 2007, the Company entered into an agreement to deposit cash of $2,083 with a rate of prime rate of interest less 2% with the financing company.  The agreement is effective until July 27, 2007 and the cash deposit will be used to pay down principal amount of the July 2007 Notes.  Additionally, the financing company reserves the right to offset outstanding advances against the cash deposit.  In July 2007, the Company entered into a third amendment to exclude intellectual property transferred to LMC as collateral and to release security interest in receivables previously assigned in consideration of full repayment of the outstanding advances.  The Company paid $628 and the financing company applied the $2,083 cash deposit held against the outstanding advance of $2,711 on July 23, 2007.  Additionally, the financing company reduced the borrowings against non-approved receivables assigned to 50% of the receivable value.

Payments on assigned receivables are received directly by the financing company, and applied to outstanding advances.  All outstanding advances and uncollected assigned receivables are subject to fees and interest charges ranging from 0.55% to 1.5% plus prime rate as published by the Wall Street Journal, with a minimum annual fee of $30. All receivables assigned and advances made are subject to return and recall by the financing company, respectively.  As such, the advances have been classified as short-term secured borrowings in accordance with SFAS No. 140 “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities.”

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

For the nine months ended September 30, 2008, the Company borrowed $5,251 and repaid $5,340 under the Agreement.  The total outstanding advance made under the agreement is $919 and $1,008 as of September 30, 2008 and December 31, 2007, respectively, which is presented as short-term debt.   The weighted average rate of interest for borrowings made under the Agreement was 6.95% for the nine months ended September 30, 2008.  As of September 30, 2008, the Company’s availability for future borrowing under the agreement is $4,081, which is contingent on approval of eligible receivables by the financing company.

Kookmin Note

On February 4, 2003, the Company’s Korean subsidiary received 6,500,000 in South Korean Won, or approximately $5,488, under a loan from Kookmin Bank of South Korea.  The loan bears interest at an annual rate of 7.1%.  In the event of delayed repayment, the interest increases to a maximum of 21%, depending on the length of time the repayment is delayed.  As of September 30, 2008, the interest rate was increased to 9.2% from delayed interest payments made.  This loan is collateralized by the plant facilities and certain equipment in South Korea.  During the first eighteen months from the origination date, interest was payable on a monthly basis.  In October 2003, the Company paid $873 of principal at the request of Kookmin Bank due to the sale of machines that had been part of the collateral on the loan.  Subsequent to October 31, 2003, Kookmin Bank requested that the Company pay an additional $866 of principal by February 2004 due to the Company’s current credit rating.  The Company made two payments on the requested additional loan pay down in November and December 2003 of $320 and $205, respectively.  The remaining payment of $341 was subsequently made in February 2004.

Beginning in September 2004, the Company is required to make equal monthly installments of principal and interest to repay the remaining balance through August 2008.  The outstanding loan balance totaled $178 and $451, as of September 30, 2008 and December 31, 2007, respectively and are included in current portion of long-term debt.   The Company intends to fully repay the amounts due under the loan.  However, as of the filing of this report the Company does not have sufficient funds to repay the loan.  As a result, the Company is currently in default under the loan.  The Company has received a formal notice of default and Kookmin Bank has initiated foreclosure proceedings on the loan collateral, which consists of manufacturing plant facility and certain equipment in South Korea.  The foreclosure of the Company’s manufacturing plant facility and equipment in South Korea would have material adverse effect on the Company’s operations, financial condition, and results of operations.  The Company is currently working to resolve this matter with Kookmin Bank by seeking a forbearance until the Comany is able to obtain funding to repay this loan, although there is no assurance that the Company will be able to obtain any such funding.

Debt of Majority Owned Subsidiary

On July 24, 2007, the Company completed an $11,500 financing transaction (the “Transaction”) that provided funding to repay convertible notes previously issued by us that were scheduled to become due in July and August 2007.  In the Transaction, the Company transferred substantially all of the assets of the Company’s Liquidmetal Coatings division to a newly formed, newly capitalized subsidiary named Liquidmetal Coatings, LLC, a Delaware limited liability company (“LMC”), and LMC assumed substantially all of the liabilities of the division.

LMC was capitalized through a $6,500 subordinated debt and equity investment by C3 Capital Partners (“C3”) and a $5,000 senior credit facility with Bank Midwest, N.A.  This debt and equity resulted in cash proceeds of $11,102 after related debt issuance costs of $398, which proceeds LMC used to purchase all of the assets and liabilities from the Company.  The Company incurred an additional $459 in issuance costs directly related to the debt issuance.  As a result, $857 was recorded as deferred debt issuance costs to be amortized over the life of the debt.  Interest expense for the amortization of debt issuance cost was $41 and $142 for the three and nine months ended September 30, 2008, respectively.  Interest expense for the amortization of debt issuance cost was $35 for the three and nine months ended September 30, 2007.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

The Company retains a 69.25% ownership interest in LMC, C3 holds a 19% ownership interest, Larry Buffington, the Company’s President and CEO, (who also serves as the President and CEO of LMC) holds a 10% ownership interest, and CRESO Capital Partners (“CRESO”), the Company’s financial advisor in the Transaction, holds a 1.75% ownership interest.  The equity interests acquired by C3 and issued to CRESO were not considered a discount to debt, as the unconsolidated net assets of LMC were deemed to have an initial value of $0 upon closing of the Transaction for financial accounting purposes.  Further, LMC is fully responsible for the repayment of debt obligations.

Midwest Debt

In connection with the Transaction, LMC entered into a Loan Agreement, dated July 24, 2007 (the “Loan Agreement”), with Bank Midwest, N.A. (“Midwest”).  The Loan Agreement provides for total loan availability of $5,500, consisting of a $4,000 term loan with an annual interest rate of 8.48% and a revolving loan of up to $1,500 with a variable interest equal to prime rate as published in the Wall Street Journal. Interest payments are due monthly.  The term loan has a maturity date of July 20, 2011.  The revolving loan has a maturity date of July 20, 2008.  Borrowing availability under the revolving loan is based in a percentage of LMC’s eligible receivables and eligible inventory, and the initial advance under the revolving loan was $1,000 on July 24, 2007.

On September 23, 2008, the Loan Agreement was amended to extend the revolving loan maturity to September 24, 2009, reduce the revolving loan limit to $1,350, and provided for a minimum rate of interest of 6.5%. LMC’s obligations under the Loan Agreement are secured by a blanket security interest in all of LMC’s assets and the Company’s equity interest in LMC, and pursuant to an intercreditor agreement between the C3 and Midwest.  Midwest’s security interest in the assets is senior to C3’s security interest in the same assets.

LMC is required to make monthly principal payments under the term loan of: $63 during months 1 through 12, $83 during months 13 through 36, and $104 during months 37 through 48.  All remaining principal is due and payable on July 20, 2011.  If the term loan is prepaid within the first twenty-four (24) months after July 24, 2007, LMC will pay a prepayment penalty of 1% of the outstanding principal balance, together with accrued interest.  After the twenty-four month period has lapsed, LMC will have the right to prepay the term loan without penalty.

As of September 30, 2008 and December 31, 2007, the gross outstanding loan balance under the term loan totaled $2,979 and $3,688, respectively, and the gross outstanding loan balance under the revolving loan totaled $607 and $1,130, respectively. The loans are presented as long term debt and short term debt on the Company’s consolidated balance sheet, respectively.  Interest expense incurred under the term loan and revolving loan totaled $63 and $243 for the three and nine months ended September 30, 2008, respectively.  Interest expense incurred under the term loan and revolving loan totaled $79 for the three and nine months ended September 30, 2007.

Additionally, LMC entered into a Promissory Note, dated August 29, 2007 (the “Capital Loan”), with Midwest to provide for $49 with an annual interest of 8.25% to be used towards the purchase of a company truck.  The Capital Loan has a maturity date of September 1, 2012.  LMC is required to make monthly principal and interest payments of $1 per month.  As of September 30, 2008 and December 31, 2007, the gross outstanding loan balance under the Capital Loan totaled $37 and $44, respectively, which is presented as short term debt on the Company’s consolidated balance sheet.  Interest expense incurred under the Capital Loan totaled $1 and $2 for the three and nine months ended September 30, 2008, respectively.  Interest expense incurred under the Capital Loan totaled $0 for the three and nine months ended September 30, 2007.

C3 Debt

In the Transaction, LMC also entered into a Securities Purchase Agreement, dated July 24, 2007 (the “Securities Purchase Agreement”), with C3 Capital Partners, L.P. (“C3”), C3 Capital Partners II, L.P. (“C3 II”, and with C3, the “C3 entities”), and Liquidmetal Coatings Solutions, LLC, a wholly owned subsidiary of LMC that will operate the thermal spray coatings business (“LMCS”).  Pursuant to the Securities Purchase Agreement, LMC issued to the C3 entities subordinated promissory notes in the aggregate principal amount of $6,500 (the “Subordinated Notes”). Under the Securities Purchase Agreement, the C3 entities have the right, beginning on the July 24, 2012 (or, if earlier, upon a default by LMC under the Subordinated Notes

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

or Securities Purchase Agreement) to require LMC to purchase the C3 entities’ membership interests in LMC for a purchase price equal to their pro rata portion of the greater of (i) the appraised fair market value of LMC or (ii) six times LMC’s trailing 12-month earnings before interest taxes, depreciation, and amortization, less funded debt.

The Subordinated Notes have a maturity date of July 20, 2012 with no required principal payments before maturity other than upon specified triggering events, such as a change in control of LMC.  Interest accrues at an annual rate of 14%, with 12% interest being payable monthly beginning September 2007 and the remaining 2% interest being payable at maturity.  In connection with the Securities Purchase Agreement and the Subordinated Notes, the Company and LMC entered into pledge agreements with the C3 entities in which the Company pledged its membership interest in LMC to secure the obligations under the notes and LMC pledged its membership interests in LMCS to secure its obligations under the notes.  LMC and LMCS also granted to C3 a blanket security interest in all of their assets to secure their obligations under the Subordinated Notes.

The gross outstanding loan balance including accrued interest payable upon maturity of the Subordinated Note totaled $6,656 and $6,557 as of September 30, 2008 and December 31, 2007, respectively.  Interest expense incurred under the Subordinated Notes totaled $199 and $594 for three and nine months ended September 30, 2008, respectively.  Interest expense incurred under the Subordinated Notes totaled $172 for three and nine months ended September 30, 2007.

8.     Stock Compensation Plan

During the three and nine months ended September 30, 2008, under the Company’s 2002 Non-employee Director Stock Option Plan which provides for the grant of stock options to non-employee directors, the Company granted options to purchase 0 and 70,000, respectively, of the Company’s common shares for an average exercise price of $0 and $0.70, respectively.  Further, all options granted under this plan had exercise prices that were equal to the fair market value on the date of grant.

During the three and nine months ended September 30, 2008, under the Company’s 2002 Equity Incentive Plan which provides for the grant of stock options to officers, employees, consultants and directors of the Company its subsidiaries, the Company granted options to purchase 0 and 200,000, respectively, of the Company’s common shares for an average exercise price of $0 and $0.64, respectively.  Further, all options granted under this plan had exercise prices that were equal to the fair market value on the date of grant.

The Company canceled 87,694 and 524,039 options during the three and nine months ended September 30, 2008, for terminated employees and options expired.

9.     Preferred Units of Subsidiary

On February 22, 2008, LMC completed a transaction under which it issued and sold $2,500 in preferred membership units to two minority members of LMC (the “Preferred Units Transaction”).  Immediately following the sale of the preferred membership units, the subscription proceeds (after a 1% transaction fee) were distributed to LMC’s common unit members, and as a result of such distribution, the Company received approximately $1,714 in the distribution.  The preferred units issued by LMC have an accruing priority return of 14% per year that are priority over any distribution made by LMC and may be redeemed at any time within four years of issuance through cash payment or distribution in excess of the 14% priority return.  If LMC fails to redeem the preferred units on or before the second anniversary of the issue date, the preferred units will receive an additional 200 common membership units (equal to 2% of the currently outstanding common units) per quarter until the preferred units are redeemed in full.

As of September 30, 2008, LMC has redeemed $213 of its preferred units and distributed $200 in priority return to the preferred unit holders.  The total preferred units outstanding are $2,287 as of September 30, 2008.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

10.     Segment Reporting and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires companies to provide certain information about their operating segments.  In April 2002, the Company began classifying operations into two reportable segments: Liquidmetal alloy industrial coatings and bulk Liquidmetal alloys.  The Liquidmetal alloy industrial coatings are used primarily as a protective coating for industrial machinery and equipment, such as drill pipe used by the oil drilling industry and boiler tubes used by coal burning power plants.  Bulk Liquidmetal alloys include market opportunities to manufacture and sell casing components for electronic devices, medical devices, sporting goods, tooling, prototype sampling, defense applications and metal processing equipment.  Primarily, the expenses incurred by the bulk Liquidmetal alloy segment are research and development costs and selling expenses associated with identifying and developing market opportunities.  Bulk Liquidmetal alloys products can be distinguished from Liquidmetal alloy coatings in that the bulk Liquidmetal alloy can have significant thickness, up to approximately one inch, which allows for their use in a wider variety of applications other than a thin protective coating applied to machinery and equipment.   Revenue and expenses associated with research and development services and product licensing arrangements are included in the bulk Liquidmetal alloy segment.  The accounting policies of the reportable segments are the same as those described in Note 3 to the consolidated financial statements included in the Company’s Form 10-K filed with the Securities and Exchange Commission on April 3, 2008.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Coatings	Bulk Alloy	Segment Totals
Three months ended September 30, 2008
Revenue to external customers	$2,727	$2,314	$5,041
Gross profit	1,042	208	1,250
Income before minority interest and interest expense	300	40	340
Total identifiable assets at end of period	3,166	10,636	13,802

Three months ended September 30, 2007
Revenue to external customers	$3,505	$3,601	$7,106
Gross profit (loss)	1,115	797	1,912
Income (loss) before minority interest and interest expense	2,229	(1,308)	921
Total identifiable assets at end of period	2,942	17,708	20,650

Nine months ended September 30, 2008
Revenue to external customers	$9,025	$8,453	$17,478
Gross profit	3,124	1,029	4,153
Income before minority interest and interest expense	1,034	483	1,517
Total identifiable assets at end of period	3,166	10,636	13,802

Nine months ended September 30, 2007
Revenue to external customers	$9,293	$11,211	$20,504
Gross profit (loss)	3,667	(2,484)	1,183
Income (loss) before minority expense and interest expense	2,229	(3,594)	(1,365)
Total identifiable assets at end of period	2,942	17,708	20,650

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

Reconciling information between reportable segments and the Company’s consolidated totals is shown in the following table:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007

Total segment income (loss) before minority interest and interest expense	$340	$921	$1,517	$(1,365)
General and administrative expenses, excluded	(786)	(1,193)	(2,566)	(5,170)

Consolidated loss before interest, other expense, other income, income taxes, minority interests	(446)	(272)	(1,049)	(6,535)
Loss from extinguishments of debt	—	—	—	(648)
Change in value of warrants, gain	989	220	2,385	4,476
Change in value of conversion feature, gain	642	625	2,104	6,137
Interest expense	(1,860)	(1,991)	(5,280)	(7,454)
Interest income	—	14	3	121
Minority interests	(115)	(66)	(341)	(66)
Consolidated net loss	$(790)	$(1,470)	$(2,178)	$(3,969)

Included in bulk alloy segment income for both the nine months ended September 30, 2008 is $247 of other income from accounts payables write-off.   Included in bulk alloy segment income for both the three and nine months ended September 30, 2007 is $0 and $49, respectively, of other income from gain on disposal of assets in connection with the equipment purchase agreement and transfer agreement of the Weihai operations to Grace Metal (see Note 13).

Excluded general and administrative expenses are attributable to the Company’s corporate headquarters.  These expenses primarily include corporate salaries, consulting, professional fees and facility costs.  Research and development expenses are included in the operating costs of the segment that performed the research and development.

Revenues from sales to companies in the United States were $3,038 and $4,311 during the three months ended September 30, 2008 and 2007, respectively.  The revenue related to the United States of America was earned under defense-related research and development contracts, sales of coatings products, and sales of Liquidmetal bulk alloy products.

During the three months ended September 30, 2008, the Company had revenue from sales to companies outside of the United States of $2,003 of which $131 represented sales to companies located in South Korea.  During the three months ended September 30, 2007, the Company had revenues from companies outside of the United States of $2,795 of which $1,839 represented sales to companies located in South Korea.  The revenue related to sales to companies outside of the United States was from bulk alloy products.

Long-lived assets include net property, plant, and equipment, and net intangible assets. The Company had long-lived assets of $1,865 and $1,613 located in the United States at September 30, 2008 and December 31, 2007, respectively. The Company had long-lived assets of $7,018 and $8,935 located in South Korea at September 30, 2008 and December 31, 2007, respectively.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

Reconciling information between reportable segments and the Company’s consolidated totals is shown in the following table:

September 30,
2008

Total segment assets	$13,802
Cash and cash equivalents	17
Prepaid expenses and other current assets	985
Other property, plant and equipment	114
Intangibles, net	1,065
Other assets	421
Total consolidated assets	$16,404

Assets excluded from segment assets include assets attributable to the Company’s corporate headquarters.  The Company’s largest assets consist of cash and intangible assets, which consist primarily of the Company’s patents and trademarks.

11.     Income (Loss) Per Common Share

Basic earnings per share (“EPS”) is computed by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Options to purchase 6,248,707 shares of common stock at prices ranging from $0.75 to $15.00 per share were outstanding at September 30, 2008, but were not included in the computation of diluted EPS for the same period as the inclusion would have been antidilutive.  Warrants to purchase 14,443,183 shares of common stock with prices ranging from $1.55 to $2.07 per share outstanding at September 30, 2008, were not included in the computation of diluted EPS for the same period as the inclusion would have been antidilutive.  Additionally, 16,948,502 shares of common stock issuable upon conversion of the Company’s convertible notes with conversion prices of $1.10 per share outstanding at September 30, 2008 were not included in the computation of diluted EPS for the same period because the inclusion would have been antidilutive.

Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company is required to report a value of the warrant as a fair value and record the fluctuation to the fair value of the warrant liability to current operations.  The change in the fair value of the warrants resulted in gains of $989 and $2,385 for the three and nine months ended September 30, 2008, respectively. The change in the fair value of the warrants resulted in gains of $220 and $4,476 for the three and nine months ended September 30, 2007, respectively.  The fair value of warrants outstanding at September 30, 2008 of $198 was computed using the Black-Scholes model under the following assumptions: (1) expected life of 0.46 to 4.24 years; (2) volatility of 74%, (3) risk free interest of 1.60% to 2.98%, and dividend rate of 0%.  The fair value of warrants outstanding at December 31, 2007 of $2,583 was computed using the Black-Scholes model under the following assumptions: (1) expected life of 1.21 to 4.99 years; (2) volatility of 63%, (3) risk free interest of 3.07% to 3.45%, and dividend rate of 0%.

12.     Commitments and Contingencies

The Company is from time to time a party to certain legal proceedings arising in the ordinary course of business. Although outcomes cannot be predicted with certainty, the Company does not believe that any legal proceeding to which it is a party will have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

In August 2006, the United States Department of Justice (“DOJ”) instituted an investigation into underlying facts and circumstances as were alleged in a securities class action and shareholder derivative actions filed in 2004 against the Company and certain of its former and current directors and officers, which were settled out of court.  The Company has cooperated with the DOJ in its investigation.  More than one year has lapsed since the last activity on this matter, the Company is not aware of any information that this investigation is continuing.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

On June 26, 2006, the Company entered into a joint venture agreement with SAGA, SpA in Padova, Italy, (“SAGA”) a specialist precision parts manufacturer.  The joint venture is named Liquidmetal SAGA Italy, Srl (“LSI”).  The Company also entered into an exclusive manufacturing license agreement for the eyewear industry with LSI.  Under the joint venture agreement, the Company has option to buy ownership interest in LSI, initially, of 19.9% to up to 50%.  In December 2006, the Company exercised the 19.9% interest in LSI and will have two years to purchase the additional interest at a nominal price. In January 2007 and June 2007, the Company contributed additional $217 and $86, respectively, into LSI as additional investment.  The contribution did not change the Company’s 19.9% interest in LSI.  Under the licensing agreement, at any time following 18 months after the effective date of the agreement, LSI may exercise its option to sell to the Company certain business assets including manufacturing equipment acquired under the joint venture.  During the nine months ended September 30, 2008 and 2007, the Company recognized revenues of $0 and $103 of Liquidmetal alloys sold to LSI for use in the joint venture.

The Company has outstanding liens and judgments on its assets by various creditors for past-due trade payables totaling approximately $791, of which approximately $545 is held by creditors in South Korea, as of September 30, 2008.  The Company is currently working to resolve the matter with each creditor by seeking forbearance until we are able to obtain funding to repay the amounts due, although there is no assurance that we will be able to obtain any such funding.   If the Company cannot repay the amounts due or obtain forbearance, the creditors may seek to foreclose on the Company’s assets.  Such a foreclosure would have material adverse effect on the Company’s operations, financial condition, and results of operations.

13.    Related Party Transactions

The Company is a party to a consulting agreement with Mr. Johnson on a month-to-month basis starting from 2005.  During the three and nine months ended September 30, 2008, the Company incurred $10 and $40 in consulting fees from Mr. Johnson, respectively.  During the three and nine months ended September 30, 2007 the Company incurred $15 and $45 in consulting fees from Mr. Johnson, respectively.

During 2005, Soo Buchanan, the sister of John Kang, the Company’s Chairman, began providing services to the Company as a consultant.  During the three and nine months ended September 30, 2008, the Company incurred $10 and $70, respectively, for her services as a consultant.  During the three and nine months ended September 30, 2007, the Company incurred $20 and $54, respectively, for her services as a consultant. Additionally, Otis Buchanan, the husband of Ms. Buchanan, was employed by the Company and was paid aggregate compensation of approximately $27 and $82 for the three and nine months ended September 30, 2008 and 2007, respectively.

In November 2004, the Company entered into an agreement with John Kang, our Chairman of the Board, in which Mr. Kang agreed that certain stock transactions by him in 2002 involving the Company’s common stock should have resulted in a liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (“Section 16(b)”).  These transactions include Mr. Kang’s private sale of 285,715 shares of his personal Liquidmetal Technologies common stock to Growell Metal Co., Ltd. in February 2002, prior to our initial public offering.  They also include Mr. Kang’s subsequent indirect purchase and disposition of Liquidmetal Technologies common stock in order to satisfy a personal agreement Mr. Kang made to Growell Metal in February 2002 regarding the guaranteed minimum value of the stock purchased by Growell Metal in February 2002 (the purchases and dispositions incident to this agreement occurred in August and November 2002, respectively).  Lastly, the transactions include open-market purchases of an aggregate of 89,300 shares of the Company’s common stock made by Mr. Kang in August 2002.

The Audit Committee of our Board of Directors conducted an independent inquiry into the above-described transactions with the aid of independent legal counsel and, as a result of such inquiry, the Audit Committee concluded that the transactions should have resulted in a liability to the Company under Section 16(b) in the amount of $302.  Mr. Kang has acknowledged this liability, and in an agreement negotiated between Mr. Kang and the Audit Committee and approved by the full Board, Mr. Kang will pay this liability through periodic installments in 2005 and 2006.  As a result, the Company accrued for the $302 receivable in other assets and other income as of December 31, 2004.  The above-described transactions involving Growell Metal was reported on a new Form 4 filed by Mr. Kang on November 15, 2004, and the open-market purchases were previously reported on a timely basis in August 2002.  As of September 30, 2008 and December 31, 2007, the outstanding amount of the receivable was $178 for both periods.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

As of September 30, 2008 and December 31, 2007, CK Cho, a member of our Board of Directors, held $490 and $467 of the convertible subordinated notes, respectively, and held 305,918 exercisable warrants for both periods.

As of September 30, 2008 and December 31, 2007, Ricardo Salas, the Company’s former Chief Executive Officer, held $372 and $354 of the convertible unsecured subordinated notes, respectively, and $259 of the unsecured subordinated notes for both periods.  He also held a total of 377,691 of exercisable warrants as of both September 30, 2008 and December 31, 2007.

On June 1, 2007, the Company entered into a transaction with Grace Metal (“GM”), under which (i) GM agreed to purchase various equipments (including die casting machines and vacuum induction melters) used in the Company’s bulk amorphous alloy business segment and (ii) the Company granted GM a 10-year exclusive license to manufacture products made from bulk Liquidmetal alloys for customers whose principal headquarters or whose major operations are located in South Korea.  GM was formed by an investor group that includes the former Founder and director of the Company, James Kang, who is also the brother of John Kang, Chairman of the Board of our company.  Under an equipment purchase agreement between the Company and GM, GM agreed to buy the purchased equipment for a total purchase price of $2,000, of which $577 were received as of September 30, 2008.  The equipment purchase agreement provides that delivery of the equipment can be delayed to accommodate the Company’s continuing manufacturing needs, and it also provides that the Company will retain a security interest in the purchased equipment until full payment of the purchase price.

In consideration of the license agreement with GM, the Company will be entitled to royalty of 10% of GM’s net sales of licensed products (unless GM’s margin on the products falls below specified levels, in which case a new royalty will be negotiated in good faith).  Effective June 1, 2008, the royalty rate was adjusted to 5%.  The agreement provides that the Company may convert the license to a non-exclusive in the event that the net sales in the second year of the contract or thereafter are not sufficient to result in royalties of $500 or more per year.  The agreement also provides that GM will be required to purchase all alloy feedstock from the Company, and the Company will have the right to continue to manufacture Liquidmetal alloy products for South Korean customers until all purchased equipment has been commissioned.

Additionally, effective June 1, 2007, the Company discontinued its post-processing operation in Weihai, China and transferred the manufacturing staff and equipment in Weihai to GM under an amendment to the equipment purchase agreement with GM.  Further, the Company transferred certain of its manufacturing staff from its South Korean plant to GM.  As a result, GM assumed $370 of accrued severance liability for the transferred employee.  The equipment purchase agreement and the transfer agreement regarding our Weihai operations resulted in a total net gain of $226, which is recorded as other income.

The Company purchased production supplies and outsourced production of certain bulk alloy production with GM, Lead Metal, and SDM, which are controlled by James Kang, a former director and officer of the Company and the brother of our current Chairman.  In June 2008, the Company began sharing the use of its manufacturing facility and production equipment in Pyongtack, South Korea, with GM as the Company began significant outsourcing at its bulk alloy parts production.  The Company purchased a total of $830 and $1,213 for the three and nine months ended September 30, 2008, respectively, of which $1,073 is included in accounts payable and accrued liabilities at September 30, 2008.  The Company recognized revenue from sales of raw materials and royalties for a total of $296 and $1,628 for the three and nine months ended September 30, 2008, respectively, of which $138 is included in accounts receivable as of September 30, 2008.

Effective October 20, 2006, Mr. Kang began providing services to the Company as a consultant, which would have continued through December 31, 2009.  On December 31, 2007, the terms of the consulting agreement were accelerated whereby the remaining two years of Mr. Kang’s consulting fees were settled for $435.  The Company incurred $50 and $150 in consulting for the three and nine months ended September 30, 2007, respectively.

In December 2007, the Company entered into agreements with two holders of our convertible subordinated notes (the “January 2010 Notes”) and GM, a South Korean company formed by investor groups including our former Founder and director, James Kang, and the two holders, whereby GM would assume the liabilities due under the January 2010 Notes, including principal, interest, and fees due by our company to the two holders totaling $434 and the Company released obligations due from GM for outstanding trade accounts receivables.  In connection with the assumption of the liabilities by Grace Metal, warrants to purchase 179,620 shares of our common stock held by the holders were cancelled.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(in thousands, except share data)

(unaudited)

14.    Subsequent Event

The Company currently has outstanding $18,643 in aggregate principal amount of 8% Convertible Subordinated Notes due January 2010 (the “Notes”).  Under the terms of the Notes, as amended, the Company was required to make an aggregate payment equal to $583 on September 30, 2008, as a result of the commencement of monthly amortization payments equal to 1/32 of their original principal amount due under the Notes.  However, the Company did not have sufficient funds to make this payment, and, accordingly, an “Event of Default” occurred under the Notes as of October 4, 2008.  As a result of this Event of Default, the holders of the Notes are entitled to accelerate all principal and interest under the Notes.  The aggregate amount of outstanding principal and accrued but unpaid interest under the Notes as of October 4, 2008, was $19,081.  As of the filing of this report, we have recieved a formal notice of default and we are currently working to resolve the matter.  The Company intends to respond to this situation by a combination of seeking to amend the terms of certain Notes held by persons indicating a willingness to do so and seeking to sell certain assets of the Company in order to fund payments under the Notes.  However, there is no assurance that the Company will be able to sell sufficient assets or complete such amendments as may be necessary to bring the Company out of default.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis should be read in conjunction with the condensed consolidated financial statements and notes included elsewhere in this report on Form 10-Q.

This management’s discussion and analysis, as well as other sections of this report on Form 10-Q, may contain “forward-looking statements” that involve risks and uncertainties, including statements regarding our plans, future events, objectives, expectations, forecasts, or assumptions. Any statement that is not a statement of historical fact is a forward-looking statement, and in some cases, words such as “believe,” “estimate,” “ project,” “expect,” “intend,” “may,” “anticipate,” “plans,” “seeks,” and similar expressions identify forward-looking statements. These statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated outcomes or results, and undue reliance should not be placed on these statements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption “Factors Affecting Future Results” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and other risks and uncertainties discussed in filings made with the Securities and Exchange Commission (including risks described in subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other filings). Liquidmetal Technologies disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

We are a materials technology company that develops and commercializes products made from amorphous alloys.  Our Liquidmetal® family of alloys consists of a variety of coatings, powders, bulk alloys, and composites that utilize the advantages offered by amorphous alloy technology.  We develop, manufacture, and sell products and components from bulk amorphous alloys that are incorporated into the finished goods of our customers, and we also market and sell amorphous alloy industrial coatings.  We also partner with third-party licensees and distributors to develop and commercialize Liquidmetal alloy products.  We have the exclusive right to develop, manufacture, and sell what we believe are the only commercially viable bulk amorphous alloys.

Amorphous alloys are unique materials that are distinguished by their ability to retain a random atomic structure when they solidify, in contrast to the crystalline atomic structure that forms in ordinary metals and alloys when they solidify. Liquidmetal alloys possess a combination of performance, processing, and cost advantages that we believe makes them preferable to other materials in a variety of applications. The amorphous atomic structure of our alloys enables them to overcome certain performance limitations caused by inherent weaknesses in crystalline atomic structures, thus facilitating performance and processing characteristics superior in many ways to those of their crystalline counterparts. For example, our zirconium-titanium Liquidmetal alloys are approximately 250% stronger than commonly used titanium alloys, such as Ti-6Al-4V, but they have processing characteristics similar in many respects to plastics. We believe these advantages could result in Liquidmetal alloys supplanting other incumbent materials in a wide variety of applications. Moreover, we believe these advantages will enable the introduction of entirely new products and applications that are not possible or commercially viable with other materials.

Our revenues are derived from three principal operating segments: Liquidmetal alloy industrial coatings, Liquidmetal coatings application, and bulk Liquidmetal alloy products.  Liquidmetal alloy industrial coatings are used primarily as a protective coating for industrial machinery and equipment, such as drill pipe used by the oil drilling industry and boiler tubes used in coal-burning power plants. The historical operating information for fiscal year 2001 is based substantially on sales of Liquidmetal alloy coatings. In the second half of 2002, we began producing bulk Liquidmetal alloy components and products for incorporation into our customers’ finished goods. Liquidmetal coatings application is the service provided for applying Liquidmetal products as a protective coating.  Bulk Liquidmetal alloy segment revenue includes sales of parts or components of electronic devices, medical products, and sports and leisure goods, tooling and prototype parts (including demonstration parts and test samples) for customers with products in development, product licensing and arrangements, and research and development revenue relating primarily to defense and medical applications.  We expect that these sources of revenue will continue to significantly change the character of our revenue mix.

The cost of sales for our Liquidmetal coatings segment consists primarily of the costs of outsourcing our manufacturing to third parties. Consistent with our expectations, our cost of sales has been increasing over historical results as we further build our bulk Liquidmetal alloy business. Although we plan to continue outsourcing the manufacturing of our coatings, we will internally manufacture many products derived from our bulk Liquidmetal alloys.

Selling, general, and administrative expenses currently consist primarily of salaries and related benefits, stock-based compensation, travel, consulting and professional fees, depreciation and amortization, insurance, office and administrative expenses, stock-based compensation, and other expenses related to our operations.

Research and development expenses represent salaries, related benefits expense, depreciation of research equipment, consulting and contract services, expenses incurred for the design and testing of new processing methods, expenses for the development of sample and prototype products, and other expenses related to the research and development of Liquidmetal alloys. Costs associated with research and development activities are expensed as incurred. We plan to enhance our competitive position by improving our existing technologies and developing advances in amorphous alloy technologies. We believe that our research and development efforts will focus on the discovery of new alloy compositions, the development of improved processing technology, and the identification of new applications for our alloys.

In a connection to an equipment purchase agreement entered into with Grace Metal (“GM”), a South Korean corporation, effective June 1, 2007, we discontinued our post-processing operation in Weihai, China and transferred our manufacturing staff and equipment in Weihai to GM under an amendment to the equipment purchase agreement with GM.  Further, we transferred certain of our manufacturing staff from our South Korean plant to GM.  GM was formed by an investor group that includes the former Founder and director of our company, James Kang, who is also the brother of John Kang, Chairman of the Board of our company.  We have also changed the name of our South Korean subsidiary to Liquidmetal Technologies Korea Co., Ltd, which was formerly Liquidmetal Korea Co., Ltd.  GM will assume the name of Liquidmetal Korea to conduct business in South Korea.

On July 24, 2007, we transferred substantially all of the assets of our Liquidmetal alloy industrial coatings business to a newly formed, newly capitalized subsidiary named Liquidmetal Coatings, LLC, a Delaware limited liability company (“LMC”), and LMC assumed substantially all of the liabilities of the coatings business.   The transfer included the thermal spray coatings assets and liabilities acquired under a purchase agreement with Foster Wheeler Energy Services in June 2007.  We hold a 69.25% ownership interest in LMC.  The results of operation of LMC are consolidated and comprise our Liquidmetal alloy industrial coatings segment for financial reporting purposes.

The following discussion and analysis of our financial condition and results of operations focuses on the historical results of our continuing operations.

Critical Accounting Policies and Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  Actual results could differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies are the most critical to our condensed consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and operating results:

•	Exchange rate fluctuations
•	Warranty accrual
•	Allowance for doubtful accounts
•	Inventories at lower of cost or net realizable value
•	Deferred tax assets
•	Valuation of derivatives of warrants and embedded conversion features

Our Annual Report on Form 10-K for the year ended December 31, 2007, contains further discussions on our critical accounting policies and estimates.

The company adopted Statement of Financial Accounting Standards No. 123, Share-Based Payment (“SFAS 123R”), on January 1, 2006. This new standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS 123R using the modified prospective transition method. Therefore, stock based compensation expense measured in accordance with SFAS 123R was recorded during the first quarter of 2006, but the prior year consolidated statement of income was not restated. The adoption of SFAS 123R resulted in incremental expense of $0.1 million and $0.5 million for the three and nine months ended September 30, 2008, respectively, and $0.2 million and $0.6 million for the three and nine months ended September 30, 2007, respectively.

Results of Operations

Comparison of the three months ended September 30, 2008 and 2007

Revenue. Revenue decreased $2.1 million to $5.0 million for the three months ended September 30, 2008 from $7.1 million for the three months ended September 30, 2007.  The decrease consisted of $1.1 million decrease in sales and prototyping of parts manufactured from bulk Liquidmetal alloys to consumer electronics customers and royalties on products sold by our licensees as a result of decrease in demand in electronic casings applications, a decrease of $0.8 million from the sales of our coating products as a result decrease in demand in oil drilling applications, and a decrease of $0.2 million from our research and development contracts.

Cost of Sales. Cost of sales decreased to $3.8 million, or 75% of revenue, for the three months ended September 30, 2008 from $5.2 million, or 73% of revenue, for the three months ended September 30, 2007.  The decrease was a result of a continued change in revenue mix during the three months ended September 30, 2008. The cost to manufacture parts from our bulk Liquidmetal alloys is variable and differs based on the unique design of each product.  However, the cost of sales for the products sold by the coatings business segment is generally consistent because the Liquidmetal coatings products are produced by third parties and sold wholesale to various industries.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased to $1.4 million, or 28% of revenue, for the three months ended September 30, 2008 from $1.9 million, or 26% of revenue, for the three months ended September 30, 2007. The decrease was primarily a result of decreases in professional fees of $0.4 million, a decrease in wages and expenses of $0.2 million, offset by an increase in bad debt expense of $0.1 million.

Research and Development Expenses. Research and development expenses remained at $0.3 million, or 6% of revenue, for the three months ended September 30, 2008 versus $0.3 million or 5% of revenue for the three months ended September 30, 2007.  Company continues to perform research and development of new Liquidmetal alloys and related processing capabilities, develop new manufacturing techniques, and contract with consultants to advance the development of Liquidmetal alloys.

Change in Value of Warrants.  Change in value of warrants increased to a gain of $1.0 million, or 20% of revenue, for the three months ended September 30, 2008 from a gain of $0.2 million, or 3% of revenue, for the three months ended September 30, 2007.  The change in value of warrants consisted of warrants issued from convertible notes and subordinated notes funded between 2004 and 2007 primarily as a result of fluctuations in our stock price.

Change in Value of Conversion Feature. Change in the value of our conversion feature liability from our convertible notes funded in 2007 resulted in a gain of $0.6 million, or 13% of revenue, during the three months ended September 30, 2008 from a gain of $0.6 million, or 9% of revenue, for the three months ended September 30, 2007, primarily as a result of fluctuations in our stock price.

Interest Expense. Interest expense was $1.9 million, or 37% of revenue, for the three months ended September 30, 2008 and was $2.0 million, or 28% of revenue, for the three months ended September 30, 2007. Interest expense consists primarily of debt amortization and interest accrued on outstanding convertible and subordinated notes, borrowings under the April 2005 factoring, loan, and security agreement, and the Kookmin loan.  The decrease was due to decreased debt discount amortization during the three months ended September 30, 2008.

Interest Income.  Interest income was $14 thousand for the three months ended September 30, 2007 from interest earned on cash deposits.  There was no interest income for the three months ended September 30, 2008.

Comparison of the nine months ended September 30, 2008 and 2007

Revenue. Revenue decreased $3.0 million to $17.5 million for the nine months ended September 30, 2008 from $20.5 million for the nine months ended September 30, 2007.  The decrease consisted of a decrease of $2.3 million of sales and prototyping of parts manufactured from bulk Liquidmetal alloys to consumer electronics customers and royalties on products sold by our licensees as a result of increased reliance on licensees to manufacture and sell bulk Liquidmetal alloy parts, decrease of $0.2 million from the sales of our coating products as a result of decrease in demand in oil drilling applications, and a decrease of $0.5 from our research and development contracts.

Cost of Sales. Cost of sales decreased to $13.3 million, or 76% of revenue, for the nine months ended September 30, 2008 from $19.3 million, or 94% of revenue, for the nine months ended September 30, 2007.  The decreases were a result of a change in revenue mix during the nine months ended September 30, 2008, primarily from increased royalty revenues.  The cost to manufacture parts from our bulk Liquidmetal alloys is variable and differs based on the unique design of each product.  However, the cost of sales for the products sold by the coatings business segment is generally consistent because the Liquidmetal coatings products are produced by third parties and sold wholesale to various industries.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased to $4.6 million, or 26% of revenue, for the nine months ended September 30, 2008 from $6.9 million, or 34% of revenue, for the nine months ended September 30, 2007. This decrease was primarily a result of decreases in wages and expenses of $0.5 million, a decrease in travel related expenses of $0.1 million, a decrease in bad debt expenses of $0.2 million, a decrease in accrued warranty expenses of $0.2 million, a decrease in professional fees expense of $1.0 million, and a decrease in rents and utilities expenses of $0.2 million.

Research and Development Expenses. Research and development expenses decreased to $0.8 million, or 5% of revenue, for the nine months ended September 30, 2008 from $0.9 million, or 4% of revenue, for the nine months ended September 30, 2007.  The Company continues to perform research and development of new Liquidmetal alloys and related processing capabilities, develop new manufacturing techniques, and contract with consultants to advance the development of Liquidmetal alloys.

Loss from Extinguishments of Debts.  Loss from extinguishments of debts was $0.6 million or 3% of revenue for the nine months ended September 30, 2007 due to the extinguishment of certain of our convertible and subordinated notes in January 2007.

Change in Value of Warrants.  Change in value of warrants decreased to a gain of $2.4 million, or 14% of revenue, for the nine months ended September 30, 2008 from a gain of $4.5 million, or 22% of revenue, for the nine months ended September 30, 2007.  The change in value of warrants consisted of warrants issued from convertible notes and subordinated notes funded between 2004 and 2007 primarily as a result of fluctuations in our stock price.

Change in Value of Conversion Feature. Change in the value of our conversion feature liability from our convertible notes funded between 2004 and 2007 resulted decreased to a gain of $2.1 million, or 12% of revenue, during the nine months ended September 30, 2008 from a gain of $6.1 million, or 30% of revenue, for the nine months ended September 30, 2007, primarily as a result of fluctuations in our stock price.

Other Expense.  Other expense increased to $17 thousand during the nine months ended September 30, 2008 for costs of issuing shares of preferred units of our subsidiary, from $0 during the nine months ended September 30, 2007.

Other Income.  Other income increased to $0.2 million, or 1% of revenue, during the nine months ended September 30, 2008, due to a write-off of one of the Company’s outstanding payables, from $49 thousand during the nine months ended September 30, 2007, primarily from gain recognized from disposal of assets.

Interest Expense. Interest expense was $5.3 million, or 30% of revenue, for the nine months ended September 30, 2008 and was $7.5 million, or 36% of revenue, for the nine months ended September 30, 2007. Interest expense consists primarily of debt amortization and interest accrued on outstanding convertible and subordinated notes, borrowings under the April 2005 factoring, loan, and security agreement, and the Kookmin loan.  The decrease was due to decreased debt discount amortization during the nine months ended September 30, 2008.

Interest Income.  Interest income was $3 thousand for the nine months ended September 30, 2008 and was $0.1 million, or 1% of revenue, for the nine months ended September 30, 2007 from interest earned on cash deposits.

Liquidity and Capital Resources

Our cash provided by operating activities was $0.3 million for the nine months ended September 30, 2008 and our cash used for operating activities was $9.6 million for the nine months ended September 30, 2007.  Our working capital deficit increased from $12.4 million at December 31, 2007 to $17.0 million at September 30, 2008.  The working capital deficit increase of $4.6 million was primarily attributable to decrease of cash and cash equivalents of $1.0 million, decrease of trade account receivables of $1.1 million, decrease of inventories of $1.0 million, and increase of accounts payable and accrued expenses of $0.7 million, increase of long term debt, current portion, net of discounts of $6.6 million, offset by an increase of prepaid expenses and other current assets of $0.3 million, decrease of deferred revenue of 0.1 million, decrease of short-term debt of $0.6 million, decrease of warrant liabilities of $2.4 million, decrease of conversion feature liabilities of $2.1 million, and decrease of other liabilities, current portion, of $0.3 million.

Our cash used in investing activities was $1.1 million for the nine months ended September 30, 2008 for the acquisition of property and equipment and investments in patents and trademarks.

Our cash used for financing activities was $1.1 million for the nine months ended September 30, 2008.  We paid net $0.6 million in borrowings from factoring agreement executed in April 2005 and a revolving loan agreement executed in July 2007.  We have $4.1 million available for future borrowings under the factoring agreement, which is contingent on approval of eligible receivables by the financing company and we have $0.7 million available for future borrowings under the revolving loan agreement.

On February 22, 2008, we received $1.7 million distribution from our majority owned subsidiary, Liquidmetal Coatings, LLC (“LMC”) from which it issued and sold $2.5 million in preferred membership units to two existing holders of LMC common membership units.  The preferred units issued by LMC have an accruing priority return of 14% per year that are priority over any distribution made by LMC and may be redeemed at any time within four years of issuance.  LMC has redeemed $0.2 million of the preferred units as of September 30, 2008.

We anticipate that we will not have sufficient funds to pursue our current operating plan beyond the fourth quarter of 2008 and we will therefore require additional funding.  We are actively seeking additional sources of capital and seeking to restructure and/or modify existing indebtedness.  The amount of funding that we seek and the timing of such fundraising efforts will depend on the extent to which we are able to increase revenues through obtaining additional purchase orders for our products and/or the extent to which we can restructure or modify our debt.  Because we cannot be certain that we will be able to obtain adequate funding from debt, equity, or other traditional financing sources, we are also actively exploring several strategic financing options, including the possible sale of our manufacturing plant in South Korea (which would then be replaced with a smaller facility) and additional licensing and outsourcing of our manufacturing operations.

We cannot guarantee that adequate funds will be available when needed, and if we do not receive sufficient capital, we may be required to alter or reduce the scope of our operations.

Additionally, we have approximately $1.2 million of principal and accrued interest outstanding as of September 30, 2008, under the 8% unsecured subordinated notes (the “Bridge Notes”), which were due August 17, 2007.  We intend to fully repay the amounts due under the Bridge Notes.  However, as of the filing of this report we do not have sufficient funds to repay the Bridge Notes.  As a result, we are currently in default under the Bridge Notes.   Such a default may have material adverse effect on our operations, financial condition, and results of operations. We have not received a formal notice of default and we are currently working to resolve this matter with investors holding our Bridge Notes.

We were required under our amended Security Purchase Agreement, dated April 23, 2007, between our company and holders of our 8% convertible subordinated notes due January 2010 (the “January 2010 Notes”), to repay outstanding debt under previously issued promissory notes, including the Bridge Notes (“Debt Satisfaction Covenant”) by October 1, 2007.  As we have not yet fully repaid our Bridge Notes, we are not in compliance with this covenant and are subject to default under the January 2010 Notes.  Such a default may have material adverse effect on our operations, financial condition, and results of operations. As of the filing of this report, we have received a formal notice of default under this covenant and are currently working to resolve this matter.

We were required, beginning July 31, 2008 and at the end of each month thereafter, to redeem 1/36th of the principal amount of the January 2010 Notes in cash or, at our election, with shares of our common stock.  On July 31, 2008, we obtained an agreement with the majority of the January 2010 Note holders to change the amortization date of the principal to September 30, 2008 and to change the redemption amount at each amortization date to be 1/32nd of the principal amount.   As a result of this amendment, we are required to make an aggregate payment equal to $0.6 million on September 30, 2008. However, we did not have sufficient funds to make this payment, and, accordingly, we are in default under the January 2010 Notes.  The holders of the January 2010 Notes are entitled to accelerate all principal and interest under the January 2010 Notes.  As of the filing of this report, we have received a formal notice of default under this covenant and we are currently working to resolve this matter.  As a result, the outstanding principal due under the January 2010 Notes of $18.6 million is included in current portion of long-term debt and accrued interest and fees of $0.7 million is included in accounts payable and accrued expenses as of September 30, 2008.  Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our January 2010 Notes.

Approximately $0.2 million of principal and accrued interest became due from our Korean subsidiary under a loan from Kookmin Bank of South Korea in August 2008.  However, as of the filing of this report we did not have sufficient funds to repay the loan and we have received a formal notice of default.  Kookmin Bank has initiated foreclosure proceedings on the loan collateral, which consists of our manufacturing plant facility and certain equipment in South Korea.  The foreclosure of our manufacturing plant facility and equipment in South Korea would have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with Kookmin Bank by seeking a forbearance until we are able to obtain funding to repay this loan, although there is no assurance that we will be able to obtain any such funding.

We have outstanding liens and judgments on our assets by various creditors for past-due trade payables totaling $0.8 million, of which $0.5 million is held by creditors in South Korea, as of September 30, 2008.  We are currently working to resolve the matter with each creditor by seeking forbearance until we are able to obtain funding to repay the amounts due, although there is no assurance that we will be able to obtain any such funding.   If we cannot repay the amounts due or obtain forbearance, the creditors may seek to foreclose on the Company’s assets.  Such a foreclosure would have material adverse effect on our operations, financial condition, and results of operations.

Contractual Obligations

The following table summarizes the Company’s obligations and commitments as of September30, 2008:

		Payments Due by Period (in thousands)
Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	Thereafter

Long-term debt (2)	$19,830	$19,830	$—	$—	$—
Long-term debt of consolidated subsidiary (2)	9,635	1,000	1,979	6,656	—
Short-term debt (3)	919	919	—	—	—
Short-term debt of consolidated subsidiary	644	644	—	—	—
Interest payments (4)	8,058	4,286	2,569	1,203	—
Operating leases and rents	933	282	498	153	—
Consulting services payable	165	156	9	—	—
Foster Wheeler	150	150	—	—	—
Dongyang	9	9	—	—	—
Nichimen	315	315	—	—	—
Totals (1)	$40,658	$27,591	$5,055	$8,012	$—

(1)

Contractual cash obligations include Long-Term Debt comprised of $1,009 of Unsecured Subordinated Notes issued in 2006, $18,643 of Convertible Unsecured Notes originally issued in 2007, $178 of Kookmin Bank Loan, and $2,979 of Bank Midwest term loan, $6,656 of C3 Capital Partners Subordinated Notes, Short-Term Debt comprised of $919 outstanding advances received under factoring, loan, and security agreement, $644 of Bank Midwest revolving loan, future minimum lease payments under capital and operating leases, purchase commitments from consultants, payments due from assets purchased from Foster Wheeler thermal spray coatings business, payments due from our discontinued equipment manufacturing business, and minimum payments due under a distribution agreement.

(2)	Does not include accrued and scheduled interest payments of $7,950; and un-amortized cash discount and discounts for conversion feature and warrants of $8,175 of our convertible notes.
(3)	Does not include minimum interest and fee payments of $30.
(4)

Interest payments include accrued and scheduled payments due on long-term debt and long-term debt of consolidated subsidiary with annual interest rates between 8% to 14%. Interest payments also include estimated interest on short-term debt and short-term debt of majority owned subsidiary with annual interest rates between 6.5% to 8.25% with expected maturity of approximately 1 year.

Off Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

On June 26, 2006, we entered into a joint venture agreement with SAGA, SpA in Padova, Italy, (‘SAGA”) a specialist precision parts manufacturer.  The joint venture is named Liquidmetal SAGA Italy, Srl (“LSI”).  We also entered into an exclusive manufacturing license agreement for the eyewear industry with LSI.  Under the joint venture agreement, we have the option to buy an ownership interest in LSI, initially, of 19.9% to up to 50%.  In December 2006, we purchased 19.9% interest in the joint venture.  Under the licensing agreement, at any time following 18 months after the effective date of the agreement, LSI may exercise its option to sell us certain business assets including manufacturing equipment acquired under the joint venture.  During the year ended December 31, 2007, we recognized revenues of $0.7 million of Liquidmetal alloys sold to SAGA for use in the joint venture.  During the nine months ended September 30, 2008 and 2007, we recognized revenues of $0 and $0.1 million of Liquidmetal alloys sold to LSI for use in the joint venture.

Item 3 – Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks in conducting the business of the Company, and we anticipate that this exposure will increase as a result of our planned growth.  In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so.  These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts, and interest rate swaps.  We have not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rates.  We are exposed to market risks relating to changes in interest rates as our borrowings are subject to the volatility of interest rate risk.  Although we do not currently have any borrowings with variable interest rates, fluctuations in interest rates may have a negative impact to any future borrowings.

Commodity Prices.  We are exposed to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses, including titanium and zirconium.  Although we do not currently enter into commodity future, forward, and option contracts to manage the fluctuations in prices of anticipated purchases, we may enter into such contacts in the future as our business grows and as our purchases of these raw materials increase.

Foreign Exchange Rates.  As a result of our operation of a manufacturing facility in South Korea, a substantial portion of our costs will be denominated in the South Korean won.  Consequently, fluctuations in the exchange rates of the South Korean won to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses.  Although we do not currently enter into foreign exchange hedge transactions, we may do so in the future as our business grows.

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  In accordance with the final Release No. 33-8934 by the Security and Exchange Commission, which requires companies that are non-accelerated filers to include in their annual reports an attestation report of their independent auditors on internal control over financial reporting for fiscal years ending on or after December 15, 2009, we have elected not to include an attestation report of our independent auditor on our internal controls for our fiscal year ending December 31, 2008.  However, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 30, 2008, the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective.

Changes in Internal Controls.  During the quarter ended September 30, 2008, there was no change in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

OTHER INFORMATION

Item 1 – Legal Proceedings

Department of Justice Investigation

In August 2006, the United States Department of Justice (“DOJ”) instituted an investigation into underlying facts and circumstances as were alleged in a securities class action and shareholder derivative actions filed in 2004 against our company and certain of its former and current directors and officers, which were settled out of court.  We have cooperated with the DOJ in its investigation.  More than one year has lapsed since the last activity on this matter, we are not aware of any information that this investigation is continuing.

Item 1A – Risk Factors

In addition to the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2007, the following is an additional risk factor that could adversely affect our business, results of operations or financial condition.

We rely on our suppliers for mold making and manufacture of our bulk amorphous alloy parts.

We have outsourced much of our mold making and manufacturing of our bulk amorphous alloy parts. Therefore, our revenue growth is dependent on our ability to obtain sufficient manufacturing capacity.  Our suppliers may allocate their limited capacity to fulfill the production requirements of other customers.  In the event of a disruption of the operations of our suppliers, we may not have a secondary manufacturing source immediately available. Such an event could cause significant delays in shipments and may adversely affect our cost of goods sold and our results of operations.

We are in default under various debt obligations.

We have approximately $1.2 million of principal and accrued interest outstanding as of September 30, 2008, under the 8% unsecured subordinated notes (“Bridge Notes”), which were due August 17, 2007.  We intend to fully repay the amounts due under Bridge Notes.  However, as of the filing of this report we do not have sufficient funds to repay the Bridge Notes.  As a result, we are currently in default under the Bridge Notes.  Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our Bridge Notes by seeking a forbearance until we are able to obtain funding to repay the Bridge Notes, although there is no assurance that we will be able to obtain any such funding.

We were required under our amended Security Purchase Agreement, dated April 23, 2007, between our company and holders of our 8% convertible subordinated notes due January 2010 (the “January 2010 Notes”), to repay outstanding debt under previously issued promissory notes, including the Bridge Notes (“Debt Satisfaction Covenant”) by October 1, 2007.  As we have not yet fully repaid our Bridge Notes, we are in default under the January 2010 Notes under the Debt Satisfaction Covenant.  Further, we were required, beginning September 30, 2008 and at the end of each month thereafter, to redeem 1/32th of the principal amount of the January 2010 Notes.  An aggregate payment equal to $0.6 million was due September 30, 2008. However, we did not have sufficient funds to make this payment, and, accordingly, we are in default under the January 2010 Notes.

The holders of the January 2010 Notes are entitled to accelerate all principal and interest under the January 2010 Notes.  As of the filing of this report, we have received a formal notice of default and we are currently working to resolve this matter.  The outstanding principal due under the January 2010 Notes of $18.6 million is included in current portion of long-term debt and accrued interest and fees of $0.7 million is included in accounts payable and accrued expenses as of September 30, 2008.  Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our January 2010 Notes by a combination of seeking to amend the terms of certain January 2010 Notes held by persons indicating a willingness to do so and seeking to sell certain assets of our company in order to fund payments under the January 2010 Notes.  However, there is no assurance that we will be able to sell sufficient assets or complete such amendments as may be necessary to bring the company out of default.

Additionally, approximately $0.2 million of principal and accrued interest became due from our Korean subsidiary under a loan from Kookmin Bank of South Korea in August 2008.  However, as of the filing of this report we did not have sufficient funds to repay the loan and we have received a formal notice of default.  Kookmin Bank has initiated foreclosure proceedings on the loan collateral, which consists of our manufacturing plant facility and certain equipment in South Korea.  The foreclosure of our manufacturing plant facility and equipment in South Korea would have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with Kookmin Bank by seeking a forbearance until we are able to obtain funding to repay this loan, although there is no assurance that we will be able to obtain any such funding.

Item 3 - Defaults Upon Senior Securities

We have approximately $1.2 million of principal and accrued interest outstanding as of September 30, 2008, under the 8% unsecured subordinated notes (“Bridge Notes”), which were due August 17, 2007.  We intend to fully repay the amounts due under Bridge Notes.  However, as of the filing of this report we do not have sufficient funds to repay the Bridge Notes.  As a result, we are currently in default under the Bridge Notes.   Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our Bridge Notes.

We were required under our amended Security Purchase Agreement, dated April 23, 2007, between our company and holders of our 8% convertible subordinated notes due January 2010 (the “January 2010 Notes”), to repay outstanding debt under previously issued promissory notes, including the Bridge Notes (“Debt Satisfaction Covenant”) by October 1, 2007.  As we have not yet fully repaid our Bridge Notes, we are in default under the January 2010 Notes. Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our January 2010 Notes.

We were required, beginning July 31, 2008 and at the end of each month thereafter, to redeem 1/36th of the principal amount of the January 2010 Notes in cash or, at our election, with shares of our common stock.  On July 31, 2008, we obtained an agreement with the majority of the January 2010 Note holders to change the amortization date of the principal to September 30, 2008 and to change the redemption amount at each amortization date to be 1/32nd of the principal amount.   As a result of this amendment, we are required to make an aggregate payment equal to $0.6 million on September 30, 2008. However, we did not have sufficient funds to make this payment, and, accordingly, we are in default under the January 2010 Notes.  The holders of the January 2010 Notes are entitled to accelerate all principal and interest under the January 2010 Notes.  As of the filing of this report, we have received a formal notice of default under this covenant and we are currently working to resolve this matter.  As a result, the outstanding principal due under the January 2010 Notes of $18.6 million is included in current portion of long-term debt and accrued interest and fees of $0.7 million is included in accounts payable and accrued expenses as of September 30, 2008.  Such defaults may have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with investors holding our January 2010 Notes.

Additionally, approximately $0.2 million of principal and accrued interest became due from our Korean subsidiary under a loan from Kookmin Bank of South Korea in August 2008.  However, as of the filing of this report we did not have sufficient funds to repay the loan and we have received a formal notice of default.  Kookmin Bank has initiated foreclosure proceedings on the loan collateral, which consists of our manufacturing plant facility and certain equipment in South Korea.  The foreclosure of our manufacturing plant facility and equipment in South Korea would have material adverse effect on our operations, financial condition, and results of operations.  We are currently working to resolve this matter with Kookmin Bank by seeking a forbearance until we are able to obtain funding to repay this loan, although there is no assurance that we will be able to obtain any such funding.

Item 5 – Other Information

None.

Item 6 – Exhibits

The following documents are filed as an exhibit to this Report:

Exhibit
Number	Description of Document
31.1	Certification of the President and Chief Executive Officer, Larry Buffington, as required by Section 302 of Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer, Gerald Morrow, as required by Section 302 of Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer, Larry Buffington, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer, Gerald Morrow, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIQUIDMETAL TECHNOLOGIES, INC.
(Registrant)

Date: November 19, 2008	/s/ Larry Buffington
Larry Buffington
President and Chief Executive Officer
(Principal Executive Officer)

Date: November 19, 2008	/s/ Gerald Morrow
Gerald Morrow
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Larry Buffington, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Liquidmetal Technologies, Inc. for the quarter ended September 30, 2008;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-1f(f) and 15d-1f(f)) for the registrant and we have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 19, 2008	/s/ Larry E. Buffington
Larry E. Buffington
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Gerald Morrow, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Liquidmetal Technologies, Inc. for the quarter ended September 30, 2008;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-1f(f) and 15d-1f(f)) for the registrant and we have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 19, 2008	/s/ Gerald Morrow
Gerald Morrow
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. 1350

Solely for the purposes of complying with 18 U.S.C. 1350, I, the undersigned Chief Executive Officer of Liquidmetal Technologies, Inc. (the “Company”), hereby certifies, based on my knowledge, that the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2008, (the “Report”) fully complies with the requirements of Section 13 (a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Larry E. Buffington
Larry Buffington, President and Chief Executive Officer
November 19, 2008

Exhibit 32.2

WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. 1350

Solely for the purposes of complying with 18 U.S.C. 1350, I, the undersigned Chief Financial Officer of Liquidmetal Technologies, Inc. (the “Company”), hereby certifies, based on my knowledge, that the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2008, (the “Report”) fully complies with the requirements of Section 13 (a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gerald Morrow
Gerald Morrow, Chief Financial Officer
November 19, 2008